August 21, 2009

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Pamela A. Long; Assistant Director

Re:	Advanced Medical Isotope Corporation Registration Statement on Form 10 File No. 0-53497

Dear Ms. Long,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 10, 2009 (the “Comment Letter”) relating to Advanced Medical Isotope Corporation (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 3 to Form 10

General

1. Where we ask for revisions to your disclosure in the registration statement, please make similar revisions in the applicable places in your Form 10-K and Form 10Q

Where applicable, where the Staff requests revisions to our disclosure in the Form 10, we will make similar revisions in the applicable places in our Form 10-K and Form 10-Q.

Item 1, Description of Business, page 4

2. We note that you added disclosure on page 18 stating that in 2008 your management concluded the patent license for the Neutron Generator was no longer of value to the company and wrote off the net unamortized portion balance of $643,917 early. Further, in 2008 your management concluded the intangible assets acquired from Isonics were no longer of value and wrote off the total net unamortized portion balance of $259,618 early.  Where you discuss the patent license and intangible assets throughout the filing, please also update your disclosure to discuss the related write-offs and the reasons why management concluded they were of no value; for example, on pages 4, 7 and 8.

We have revised the Form 10 to reflect your comments.

Due to the Company’s lack of funds to act upon the patent license for the Neutron Generator and develop the technology, the Company lost considerable ground towards the advantages of utilization of the patent license.  Since other companies made progress towards the development of the patent license technology and management no longer has the means or interest in pursuing the development of this technology, the Company’s management determined that the patent license for the Neutron Generator no longer had value to the Company and wrote off the net unamortized portion balance of $643,917 early.

Due to the lack of forward progress on developing products with the intangible assets acquired from Isonics and competitors working to improve similar technology and secure customers coupled with the Company’s lack of funds, it is the Company’s management’s opinion that the Company has fallen behind the competition and the intangible assets acquired from Isonics no longer have value to the Company, the Company wrote off the total net unamortized portion balance of $259,618 early.

Item 1A. Risk Factors, page 9

3. We note your response to comment 2 in our letter dated April 21, 2009. Please also describe the track record of public companies affiliated with UTEK, including whether any such company has not achieved profitability, implemented its business plan or is delinquent in its periodic reporting obligations. For example, we note the disclosure in UTEK's Form 10-K regarding the write down of other investments in UTEK's portfolio, some of which are public companies.

The Company no longer has any relationship with UTEK.  In Amendment No. 3 to the Form 10-K on page 4, we disclosed that:

On September 27, 2006, the Company acquired the assets of Neu-Hope Technologies, Inc (“NHTI”), a Florida corporation and a subsidiary of UTEK Corporation (“UTEK”), a Delaware Corporation, and $310,000 from UTEK for 100,000 shares of Series A Preferred Stock.  95,000 shares of Series Preferred Stock were issued to UTEK and 5,000 shares were issued to Aware Capital Corporation.  At any time after September 27, 2007, UTEK’s 100,000 Series A Preferred Stock shares can be converted to our Common Stock in the amount of $3,350,000. The number of Common Stock shares shall be calculated based on the previous 10-day average closing price on the day of conversion. As of the end of trading on December 31, 2008, the 10-day average closing price was $0.422.  In December 2007, 5,000 shares of the Company’s Series A preferred stock were converted to 299,642 shares of common stock at $.559 per share by Aware Capital Corporation.  UTEK can then receive 7,541,469 shares of our Common Stock for its 95,000 shares of Series A Preferred Stock.

In March 2009 one of the members of the Board of Directors converted 95,000 shares of the Company’s Series A Preferred Stock into 10,857,142 shares of the Company’s common stock. The board member acquired the Company’s Series A Preferred Stock from UTEK in February 2009. The Series A Preferred Stock conversion was based on the Company’s common stock’s average closing price for the ten trading days before the date of conversion.

The Company conducted the acquisition in order to obtain cash and NHTI’s technology.  UTEK provides its clients with externally developed technologies from universities, university incubators, federal labs, medical centers, and corporate research laboratories worldwide. To effectuate a technology transfer, such as our purchase of NHTI, UTEK creates a newly formed company to acquire a new technology from a university, medical center, corporation or federal research laboratory and then sell this newly formed company to a client, such as Advanced Medical Isotope Corporation for securities or cash.

The assets acquired by the Company were recorded at the value which the preferred stock can be converted into common stock, $3,350,000, as follows:

As of September 27, 2006
Cash	$310,000
License fee	3,040,000
Net assets acquired	$3,350,000

The Company did not have any relationship with UTEK before the acquisition of Neu Hope Technologies.  UTEK is a public corporation.  It is our understanding that Dr. Clifford M. Gross, PhD, Chairman and Chief Executive Officer, Ms. Carole R. Wright, Chief Financial Officer and Mr. Douglas Schaedler, Chief Operating Officer, make the investment decisions on behalf of UTEK.

UTEK also entered into a technology transfer agreement with Manakoa Services Corporation.  Manakoa Services Corporation has recently changed its name to TeslaVision Corporation.  Mr. Katzaroff is an officer and a director of TeslaVision Corporation.  TeslaVision Corporation is not a shell company but is not current in its reporting.  Other than Mr. Katzaroff’s service as an officer of both corporations, there is no relationship between TeslaVision Corporation and Advanced Medical Isotope Corporation.  UTEK Corporation is a publicly-held corporation that, pursuant to its public filings, completed 45 technology transfers during their fiscal years ended December 31, 2007 and 2006.

Item 1A. Risk Factors, page 9 - continued

We have added a disclosure each time UTEK is mentioned that we did not have a relationship with UTEK before the acquisition of Neu Hope Technologies and we do not currently have any business relationship or affiliation with UTEK.

We have also updated the risk factor to include a disclosure that we understand that certain public companies affiliated with UTEK, have not achieved profitability, implemented its business plan and are delinquent in its periodic reporting obligations.

Item 2. Financial Information — Liquidity and Capital Resources, page 18

4. We note the disclosure in your Form 10, Form 10-K, and Form 10-Q that based on the current cash run rate, approximately $1 million will be needed to fund your operations for an additional year. Please expand your disclosure and reconcile this statement with the disclosure in the going concern note in your financial statements. Specifically, the going concern note reflects that you anticipate a requirement of $3 million in funds over the next twelve months to maintain current operation activities.

The going concern disclosure in Note 1 to our audited financial statements for the years ended December 31, 2008 and 2007 anticipated that we would need $3 million in funds over the next twelve months to maintain current operation activities.  Our financial statements were issued on March 30, 2009.  As a result of changes to our business plan, our current cash run rate is approximately $1 million.

We have revised our disclosure in the Liquidity and Capital Resources section in response to the Staff’s comments:

We have modified our growth and operating plans as a result of our continuing losses. Based on the current cash run rate, approximately $1,000,000 will be needed to fund operations for an additional year. As disclosed in the risk factors, we are presently taking steps to raise additional funds to continue operations for the next 12 months and beyond. We will need to raise an additional $10,000,000 in the next year to develop three isotope manufacturing centers and complete our aggressive growth plans. We may, however, choose to further modify our growth and operating plans to the extent of available funding, if any.

Item 5. Directors and Officers, page 23

5. We note that you added Dr. Michael Korenko as a director. Please update the tables on pages 22 and 23 accordingly.

In response to the Staff’s comments, we have added the appropriate disclosure for Dr. Michael Korenko.

Item 6. Executive Compensation, Page 25

Narrative to Summary Compensation Table, page 25

6. We note your response to comment 4 in our letter dated April 21, 2009. However, some of the amounts in the table still do not reconcile to your narrative disclosure. Please provide footnote disclosure explaining why Dr. Fu Min-Su's employment agreement provides that his annual salary is $90,000, but $74,615 is reflected under his applicable salary column in the table, and explain how the bonus and awards reflected in the table were determined. With respect to William J. Stokes, please describe the employment agreement you refer to in footnote (1) to the table.

We have added disclosure to reflect that Dr. Fu Min-Su’s began his employment with the Company in March 2008.  As a result, he did not collect a full-year’s salary in 2008.  He earned ten months of his annual salary of $90,000.  As disclosed on page 25, we pay bonuses to certain employees based on their performance, our need to retain such employees and funds available.  All bonus payments, including the payments to Dr. Fu Min-Su were approved by our board of directors.  In response to the Staff’s comment, we added a summary of William J. Stokes’s employment agreement that was originally in Amendment No. 2 of our Form 10 and removed after William Stokes’s resignation.

Item 10. Recent Sales of Unregistered Securities, page 32

7. We note in your response to comment 7 in our letter dated April 21, 2009 that you have listed numerous private offerings with investors. Please disclose the number of investors in each private offering, identify the persons or the class of persons to whom the securities were sold, and briefly describe the facts relied upon to make the Section 4(2) exemption available for these offerings. See Item 701(b) and (d) of Regulation S-K.

In response to the Staff’s comments, we have added the requested disclosure.  The securities were sold or issued to accredited investors pursuant to an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated pursuant thereto.  No general solicitation or advertising was used to market the securities.  These securities issued were restricted securities and may not be resold for a period of up to one year from the date of the acquisition.

8. Please provide the information required by Item 701 of Regulation S-K for the convertible notes described in the last two paragraphs in this section, including the names of the investors and the exemption from registration claimed.

In response to the Staff’s comments, we have added the requested disclosure.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-9

9. We have reviewed your response to comment 8 in our letter dated April 21, 2009. You state that the factors that led to impairment charges related to certain unamortized license fees and intangible assets do not apply to your fixed assets. Please disclose what these factors were and how you determined that they do not apply to your fixed assets. Your response indicates that you did not test any fixed assets for impairment, please confirm. If you did test for impairment, we encourage you to provide qualitative and quantitative descriptions of the material assumptions used to determine fair value in your impairment analyses and a sensitivity analysis of those assumptions used based upon reasonably likely changes. For any asset groups for which the carrying value was close to the fair value, please consider disclosing the carrying value of the asset groups.

Management of the Company reviews the net carrying value of all of its equipment on an asset by asset basis whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. These reviews consider the net realizable value of each asset, as measured in accordance with the preceding paragraph, to determine whether impairment in value has occurred, and the need for any asset impairment write-down.

The types of events and circumstances that management believes could indicate impairment are as follows:

•	A significant decrease in the market price of a live-lived asset.
•	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition.
•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator.
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset.
•	A current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

None of these events or circumstances apply to our fixed assets or have occurred since we purchased our fixed assets.

Note 10 - Capital Lease Obligations, page F-20

10. We have reviewed your response to comment 10 in our letter dated April 21, 2009. You indicate that you believe this obligation should be classified as noncurrent since it is probable that you will cure the default before the end of 2009. Based on review of your March 31, 2009 balance sheet, it appears that you have presented this obligation as current as of December 31, 2008 and March 31, 2009; however, based on review of your audited December 31, 2008 balance sheet, it appears that you have continued to present this obligation as non-current. Please advise as to the apparent inconsistencies between the presentation included in your December 31, 2008 and March 31, 2009 financial statements, as well as in your response to prior comment 10. If you now believe that this obligation should be presented as current as of December 31, 2008, please tell us what consideration you gave to paragraphs 25 and 26 of SFAS 154.

We were in default on the capital lease obligation as of December 31, 2008 due to failure to maintain the minimum debt service coverage ratio identified in the Lease by an amount of $35,000 as per notice from the debtor. We believed at the time of the issuance of the December 31, 2008 financial statements that we had remedied the default which existed at year end. Accordingly we recorded a current and long term portion of the capital leases. Subsequent to the issuance of the December 31, 2008 financial statements, we determined that more likely than not that it is in default of the terms of the capital leases. Accordingly we recorded the entire value of the leases as a current obligation.

The Staff’s comments to our Form 10-K and Form 10-Q will be addressed in a separate letter.

Sincerely,

/s/ Peter DiChiara